ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member
Hanson McClain Retirement Network, LLC

We have audited the accompanying statement of financial condition of Hanson McClain Retirement Network, LLC (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hanson McClain Retirement Network, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 24, 2016